Exhibit 99(a)(5)

Bristol-Myers Squibb Begins Tender Offer to Acquire Inhibitex, Inc.

(NEW YORK, NY, & PRINCETON, NJ, January 13, 2012) — Bristol-Myers Squibb Company (NYSE: BMY) (“Bristol-Myers Squibb”) is commencing today, through its wholly owned subsidiary Inta Acquisition Corporation, a cash tender offer to purchase all outstanding shares of common stock of Inhibitex, Inc. (NASDAQ: INHX) (“Inhibitex”). Bristol-Myers Squibb announced on Saturday, January 7, 2012 its intent to acquire Inhibitex.

Upon the successful closing of the tender offer, stockholders of Inhibitex will receive $26.00 in cash for each share of Inhibitex common stock validly tendered and not validly withdrawn in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, Inhibitex will become a subsidiary of Bristol-Myers Squibb.

Bristol-Myers Squibb will file today with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO which provides the terms of the tender offer. Additionally, Inhibitex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of the Inhibitex board of directors that Inhibitex stockholders accept the tender offer and tender their shares. As previously announced, the Inhibitex board of directors has determined that the merger agreement and its related transactions including the tender offer, are advisable, fair to and in the best interests of Inhibitex and its stockholders.

The tender offer will expire at 12:00 midnight (New York City time) on Friday, February 10, 2012, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which, together with shares then owned by Bristol-Myers Squibb (if any), represents a majority of the issued and outstanding shares plus all shares which the Company may be required to issue to holders of stock options and warrants as of the closing of the tender, and the expiration or the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act.

MacKenzie Partners, Inc. is acting as information agent for Bristol-Myers Squibb. Citigroup Global Markets Inc. is serving as financial advisor to Bristol-Myers Squibb in connection with the transactions and will be the dealer-manager for the tender offer. Kirkland & Ellis LLP is acting as legal counsel to Bristol-Myers Squibb. Credit Suisse Securities (USA) is serving as financial advisors to Inhibitex in connection with the transactions and Inhibitex is represented by Dechert LLP.

Forward Looking Statements

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, relating to the acquisition of Inhibitex by Bristol-Myers Squibb and the discovery, development and commercialization of certain biological compounds. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. The actual dilutive impact on earnings per share in the near- and mid-term may differ from the expected impact described in this release. In addition, the compounds described in this release are subject to all the risks inherent in the drug development process, and there can be no assurance that these compounds will receive regulatory approval or be commercially successful. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2010, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Bristol-Myers Squibb and Inta Acquisition Corporation will file with the SEC a tender offer statement on Schedule TO, and will mail an offer to purchase, forms of letter or transmittal and related documents to Inhibitex stockholders. Investors and Inhibitex stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Inhibitex with the SEC, because they will contain important information.

These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 or by calling toll-free (800) 322-2885. In addition, a copy of the offer to purchase, letter or transmittal and certain other related tender offer documents (once they become available) may also be obtained free of charge from Bristol-Myers Squibb by directing a request to: Public Affairs, Telephone No.: (609) 252-6579; E-Mail: jennifer.mauer@bms.com.

Contacts

Media:	Jennifer Fron Mauer, Telephone No.: (609) 252-6579; E-Mail: jennifer.mauer@bms.com Sonia Choi, Telephone No.: (609) 252-5132; E-Mail: sonia.choi@bms.com

Investors:	Teri Loxam, Telephone No.: (609) 252-3368, teri.loxam@bms.com Timothy Power, Telephone No.: (609) 252-7509, timothy.power@bms.com

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